Exhibit 99.1

Stratasys Releases Third Quarter 2023 Financial Results

●	Revenue of $162.1 million, essentially flat with third quarter 2022, up 3.3% at constant currency excluding MakerBot and Stratasys Direct divestments

●	Record-level recurring revenue for consumables reflects strong printer utilization

●	GAAP net loss of $47.3 million, or $0.68 per diluted share, and non-GAAP net income of $2.4 million, or $0.04 per diluted share

●	Ninth straight quarter of adjusted profitability

●	Updating 2023 outlook

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - November 16, 2023 - Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced financial results for the third quarter 2023.

Third Quarter 2023 Financial Results Compared to Third Quarter 2022:

●	Revenue of $162.1 million compared to $162.2 million.

●	GAAP gross margin of 40.5%, compared to 43.6%.

●	Non-GAAP gross margin of 48.3%, compared to 48.5%.

●	GAAP operating loss of $42.8 million, which includes $17.3 million of costs related to merger and acquisition activities, defense against hostile tender offer, proxy contest and related professional fees, compared to an operating loss of $15.6 million.

●	Non-GAAP operating income of $4.1 million, compared to $4.5 million.

●	GAAP net loss of $47.3 million, or $0.68 per diluted share, compared to net income of $18.7 million, or $0.28 per diluted share, which net income in Q3 2022 included a one-time $39.1M gain from the MakerBot deconsolidation.

●	Non-GAAP net income of $2.4 million, or $0.04 per diluted share, compared to $3.3 million, or $0.05 per diluted share.

●	Adjusted EBITDA of $9.8 million, compared to $9.9 million.

●	Cash used in operations of $12.7 million, compared to $18.4 million in the year-ago quarter, due to the costs related to mergers and acquisitions activities, defense against a hostile tender offer, a proxy contest and related professional fees. Excluding these one-time payments, operating cash flow for the third quarter of 2023 would have been positive.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “During the third quarter, Stratasys delivered solid operating and financial results, highlighted by record recurring revenues from consumables, reflecting solid printer utilization. Our relentless focus on execution allowed us to deliver comparable results to the year-ago quarter for revenues, non-GAAP margins and adjusted EBITDA, as well as our ninth consecutive quarter of positive adjusted earnings per share.”

Dr. Zeif continued, “We want to acknowledge the tremendous support we have received from partners, customers, investors and our industry since the tragic events in Israel. We especially want to thank our employees who have performed in an exemplary fashion during these challenging times. Our operations have been fully functional, allowing us to continue delivering industry-leading results. We have streamlined and focused our business, while simultaneously rolling out new and exciting innovations that will expand our leadership position across systems, materials, software and customer service. Our recently introduced F3300 is the latest step in that continued evolution to unlock manufacturing benefits for our customers. Our maturity as a company, financial discipline and resilient business model position us well to deliver exceptional value for many years to come.”

2023 Financial Outlook:

Based on the divestitures in Stratasys Direct, as well as macroeconomic uncertainty in its end markets, the Company is updating its revenue guidance and its outlook for the remainder of 2023 as follows:

●	Full year revenue of $620 million to $630 million.

●	Full year non-GAAP gross margins of 48.0% to 49.0%.

●	Full year non-GAAP operating expenses in a range of $288 million to $290 million.

●	Full year non-GAAP operating margins in a range of 2.0% to 2.5%.

●	GAAP net loss of $117 million to $104 million, or ($1.70) to ($1.51) per diluted share.

o	Includes one-time extraordinary costs associated with defense of tender offer and proxy contest, and merger-related activities.

●	Non-GAAP net income of $6 million to $9 million, or $0.10 to $0.14 per diluted share.

●	Adjusted EBITDA of $35 million to $38 million.

●	Capital expenditures of $15 million to $20 million.

2023 non-GAAP earnings guidance excludes $112 million to $121 million of expenses attributable to projected amortization of intangible assets, share-based compensation expense, and reorganization and other expenses (including the one-time extraordinary costs referenced above). 2023 non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Third Quarter 2023 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its third quarter 2023 financial results on Thursday, November 16, 2023, at 10:00 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=bSk6aoYV

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the outcome of our board’s comprehensive process to explore strategic alternatives for our company; the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, high interest rates, unfavorable currency exchange rates and potential recessionary conditions; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 3, 2023 (the “2022 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition for the third quarter and first nine months of 2023, which will be furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO & VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	September 30,	December 31,
	2023	2022
ASSETS

Current assets
Cash and cash equivalents	$104,563	$150,470
Short-term deposits	80,000	177,367
Accounts receivable, net of allowance for credit losses of $1.4 million and $0.9 million as of September 30, 2023 and December 31, 2022, respectively	164,075	144,739
Inventories	197,420	194,054
Prepaid expenses	9,732	5,767
Other current assets	27,534	27,823

Total current assets	583,324	700,220

Non-current assets
Property, plant and equipment, net	198,272	195,063
Goodwill	90,187	64,953
Other intangible assets, net	141,201	121,402
Operating lease right-of-use assets	19,533	18,122
Long-term investments	129,738	141,610
Other non-current assets	19,510	18,420

Total non-current assets	598,441	559,570

Total assets	$1,181,765	$1,259,790

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$60,845	$72,921
Accrued expenses and other current liabilities	49,817	45,912
Accrued compensation and related benefits	31,502	34,432
Deferred revenues - short term	51,751	50,220
Operating lease liabilities - short term	6,511	7,169

Total current liabilities	200,426	210,654

Non-current liabilities
Deferred revenues - long term	28,559	25,214
Deferred income taxes - long term	6,889	5,638
Operating lease liabilities - long term	12,692	10,670
Contingent consideration	25,884	23,707
Other non-current liabilities	24,172	24,475

Total non-current liabilities	98,196	89,704

Total liabilities	298,622	300,358

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 69,165 shares and 67,086 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	194	187
Additional paid-in capital	3,080,877	3,048,915
Accumulated other comprehensive loss	(12,958)	(12,818)
Accumulated deficit	(2,184,970)	(2,076,852)
Total equity	883,143	959,432

Total liabilities and equity	$1,181,765	$1,259,790

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$113,270	$112,133	$323,353	$340,927
Services	48,863	50,059	147,908	151,297
	162,133	162,192	471,261	492,224

Cost of sales
Products	59,546	55,916	168,235	176,421
Services	36,938	35,527	105,760	107,984
	96,484	91,443	273,995	284,405

Gross profit	65,649	70,749	197,266	207,819

Operating expenses
Research and development, net	23,567	23,145	69,347	71,489
Selling, general and administrative	84,880	63,230	221,173	195,085
	108,447	86,375	290,520	266,574

Operating loss	(42,798)	(15,626)	(93,254)	(58,755)

Gain from deconsolidation of subsidiary	-	39,136	-	39,136
Financial income (expenses), net	687	452	2,147	(2,080)

Income (loss) before income taxes	(42,111)	23,962	(91,107)	(21,699)

Income tax expenses	(645)	(3,298)	(5,145)	(2,796)

Share in losses of associated companies	(4,523)	(1,915)	(11,866)	(2,089)

Net income (loss)	$(47,279)	$18,749	$(108,118)	$(26,584)

Net income (loss) per share
Basic	$(0.68)	$0.28	$(1.58)	$(0.40)
Diluted	$(0.68)	$0.28	$(1.58)	$(0.40)

Weighted average ordinary shares outstanding
Basic	69,093	66,772	68,432	66,356
Diluted	69,093	67,038	68,432	66,356

		Three Months Ended September 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$65,649	$12,617	$78,266	$70,749	$7,990	$78,739
	Operating income (loss) (1,2)	(42,798)	46,885	$4,087	(15,626)	20,149	4,523
	Net income (loss) (1,2,3)	(47,279)	49,725	$2,446	18,749	(15,423)	3,326
	Net income (loss) per diluted share (4)	$(0.68)	$0.72	$0.04	$0.28	$(0.23)	$0.05

(1)	Acquired intangible assets amortization expense		5,142			6,941
	Non-cash stock-based compensation expense		891			1,061
	Restructuring and other related costs		6,584			(12)
			12,617			7,990

(2)	Acquired intangible assets amortization expense		2,599			2,138
	Non-cash stock-based compensation expense		6,588			6,330
	Restructuring and other related costs		2,360			1,309
	Revaluation of investments		4,300			901
	Contingent consideration		265			394
	Legal, consulting and other expenses		18,156			1,087
			34,269			12,159
			46,885			20,149

(3)	Corresponding tax effect		153			2,993
	Finance expenses		162			-
	Equity method related amortization and other		2,525			571
	Gain from deconsolidation of Subsidiary					(39,136)
			$49,725			$(15,423)

(4)	Weighted average number of ordinary shares outstanding- Diluted	69,093		69,815	67,038		67,038

		Nine Months Ended September 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$197,266	$29,199	$226,465	$207,819	$27,593	$235,412
	Operating income (loss) (1,2)	(93,254)	103,866	$10,612	(58,755)	67,235	$8,480
	Net income (loss) (1,2,3)	(108,118)	114,179	$6,061	(26,584)	32,295	$5,711
	Net income (loss) per diluted share (4)	$(1.58)	$1.67	$0.09	$(0.40)	$0.49	$0.09

(1)	Acquired intangible assets amortization expense		14,157			20,861
	Non-cash stock-based compensation expense		2,822			3,041
	Restructuring and other related costs		12,220			3,691
			29,199			27,593

(2)	Acquired intangible assets amortization expense		7,479			6,581
	Non-cash stock-based compensation expense		20,920			21,714
	Restructuring and other related costs		6,626			1,864
	Revaluation of investments		4,880			3,217
	Contingent consideration		877			1,197
	Legal, consulting and other expenses		33,885			5,069
			74,667			39,642
			103,866			67,235

(3)	Corresponding tax effect		3,404			3,219
	Finance expenses		1,827			571
	Equity method related amortization and other		5,081			406
	Gain from deconsolidation of Subsidiary		-			(39,136)
			$114,179			$32,295

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,432		69,046	66,356		67,007